March 24, 2017

Via EDGAR

Filing Desk

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	JPMorgan China Region Fund, Inc. (the “Fund”) File No. 811-06686

Ladies and Gentlemen:

Pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 and Rule 20a-1 under the Investment Company Act of 1940, attached for filing via the EDGAR system is a preliminary proxy statement, form of proxy, and other soliciting material (“Proxy Materials”) for the Fund’s Annual Meeting of Stockholders (“Meeting”) to be held on May 11, 2017. Definitive copies of the Proxy Materials are expected to be mailed starting on or about April 11, 2017.

At the Meeting, the stockholders will vote to:

(1)	elect one Director of the Fund, to hold office for the term indicated and until his successor shall have been elected and qualified; and
(2)	consider and vote on a proposal to liquidate and dissolve the Fund pursuant to a Plan of Liquidation and Dissolution; and
(3)	consider and act upon such other business as may properly come before the Meeting or any adjournments or postponements thereof.

No fee is required in connection with this filing. Should you have any questions or comments, please contact me at 202-261-3452.

Sincerely,

/s/ Karl P. Egbert

Karl P. Egbert

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